UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________

FORM 11-K
_________

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

A. Full title to the plan and the address of the plan, if different from that of the issuer named below

HEADWATER COMPANIES, LLC 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

FRANKLIN ELECTRIC CO., INC.
9255 COVERDALE ROAD
FORT WAYNE, IN 46809

Headwater Companies, LLC 401(k) Plan

Financial Statements as of December 31, 2020 and 2019, and for the Year Ended December 31, 2020, and Supplemental Schedule Reports as of and for the Year Ended December 31, 2020, and Report of Independent Registered Public Accounting Firm

HEADWATER COMPANIES, LLC 401(K) PLAN
TABLE OF CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm - BDO USA, LLP	4
Report of Independent Registered Public Accounting Firm - Crowe, LLP	5

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	7
Notes to Financial Statements as of December 31, 2020 and 2019, and for the Year Ended December 31, 2020	8

Supplemental Schedules
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2020	12
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	13

Signature	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - BDO USA, LLP
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm - Crowe, LLP

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefits Committee of the
Headwater Companies, LLC 401(k) Plan
Fort Wayne, Indiana

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Headwater Companies, LLC 401(k) Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 and Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditors since 2021.
Grand Rapids, Michigan
July 12, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Employee Benefits Committee
Headwater Companies, LLC 401(k) Plan
Fort Wayne, Indiana

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Headwater Companies, LLC 401(k) Plan (the “Plan”) as of December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe LLP

We served as the Plan’s auditor from 2019 to 2020.
Fort Wayne, Indiana
August 11, 2020

HEADWATER COMPANIES, LLC 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019

ASSETS:
Investments at fair value	$31,408,600	$11,271,100
Total investments (see Note 3)	31,408,600	11,271,100

Receivables:
Participant contributions	56,700	35,200
Employer contributions	307,900	—
Notes receivable from participants	550,400	373,800
Total receivables	915,000	409,000

Net assets available for benefits	$32,323,600	$11,680,100

See Notes to Financial Statements.

HEADWATER COMPANIES, LLC 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

Contributions:
Participant contributions	$1,838,400
Participant rollover contributions	445,500
Employer contributions	350,900
Total contributions	2,634,800

Investment income:
Net appreciation in fair value of investments	4,099,200
Dividends and interest	406,100
Total investment income	4,505,300

Total additions	7,140,100

Deductions:
Benefits paid to participants	1,991,500
Administrative expenses	95,900
Total deductions	2,087,400

Net increase prior to transfer in from other qualified plans	5,052,700
Transfers in from other qualified plans (Note 6)	15,590,800
Net increase	20,643,500

Net assets available for benefits:
Beginning of year	11,680,100
End of year	$32,323,600

See Notes to Financial Statements.

HEADWATER COMPANIES, LLC 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. DESCRIPTION OF THE PLAN
The following description of the Headwater Companies, LLC 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information, which is available from the Plan Administrator.

General - The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Fiduciary”). The Employee Benefits Committee is appointed by the Company and approved by the Board of Directors of Franklin Electric Co., Inc. The Plan's trustee is Wells Fargo Bank of Minnesota, N.A. (“Plan Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan was established January 1, 2018 and is a defined-contribution employee benefit plan covering substantially all eligible employees within the Headwater Companies, LLC, a wholly owned subsidiary of the Company.

Contribution - U.S. domestic employees can contribute on a pre-tax basis and/or after-tax Roth basis from 1% to 50% of their eligible compensation not to exceed the IRS limit ($19,500 for 2020). An additional $6,500 'catch-up' contribution is also allowed for the year if an employee reaches age 50 by the end of the calendar year. Employees are automatically enrolled in the Plan at 3 percent contribution of wages upon employment with the Company with no automatic escalation provisions.

The Company may make a discretionary matching contribution or non-elective contribution to the Plan. Company contributions to the participant accounts are funded in the first quarter following the plan year. The Company made a discretionary matching contribution to the Plan in the first quarter of 2021 relating to 2020 employee contributions.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions and non-elective contributions (if applicable) made to the Plan; and (c) Plan earnings and losses, less expenses.

Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric common stock fund, various intermediate bond funds, a stable return collective investment fund, a diversified real asset fund, various international equity funds, a small capitalization growth equity fund, a small capitalization value fund, a small-cap blended fund, a mid-cap blended fund, a large capitalization growth fund, a large capitalization value fund, a large-cap blended fund, and various target date funds as investment options for participants.

Vesting - Participants are 100% vested in both their own contributions and the employer match contribution at all times. Vesting provisions in the non-elective contribution may vary by employer but generally, participants are 100% vested in the contribution after completing three calendar years of service, with at least 1,000 hours of service completed within each calendar year. Forfeited balances of non-elective contributions of terminated participants may be used to pay Plan expenses or reduce the Company Contribution, Matching Contribution or Non-Elective Contribution made under the Plan for the Plan Year in which the forfeiture occurs. Forfeited non-vested amounts of $11,400 were used to offset employer contributions during the first quarter of 2021 relating to 2020 employer contributions

Notes Receivable from Participants - Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant's account (excluding the portion attributable to Roth Contributions or amounts rolled over from a designated Roth 401(k) or Roth 403(b) retirement account in another plan). Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 5 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. The minimum principal amount of any loan shall be $1,000. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant's account. The maximum number of loans that a participant may have at any one time is one. Should the participant terminate as an employee of the Company, the balance of the outstanding loan(s) (including any accrued interest) becomes due and the participant's account may be used to pay the balance of the outstanding loan(s).

All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

Administrative Expenses - Administrative, recordkeeping, and trustee expenses for the Plan are charged to the plan. All other administrative expenses are paid by the Company.

Payment of Benefits - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan upon termination with the Company. Prior to termination, participants may receive distributions due to financial hardship or disability, in-service distributions, qualified reservist distributions, and other distributions as defined by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties - Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

In addition, on January 30, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. The global pandemic has led to extreme volatility in financial markets and may adversely affect the market price of the Company’s common stock and other Plan assets. The extent and duration of the global pandemic’s impact on the financial markets is highly uncertain and the short and long-term financial impact to the Plan cannot be reasonably estimated at this time.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Transactions - Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment Options - The Plan's investments are stated at fair value.

The short-term investment fund includes highly liquid assets that seek to maintain a constant net asset value of $1 per unit. The short-term investment fund is valued at the deposit account balance, which approximates fair value. Investments in Franklin Electric Co., Inc. common stock are valued at the last quoted sale or bid prices as reported on the NASDAQ Global Select Market. Together, these investments comprise the Franklin Electric Stock Fund, which is tracked on a unitized basis. The value of a unit reflects the combined market value of the common stock and the short-term investment fund. At December 31, 2020 and 2019, there were 36,306 and 6,565 units respectively, outstanding with a value of $15.09 and $12.62 per unit.

Shares of registered investment companies are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Plan at year end.

Life insurance polices are valued at cash surrender value. As of December 31, 2020, the face value of life insurance policies was $646,500.

Units of the Wells Fargo collective funds are valued based on the unit value established for each fund on the valuation date. The unit value for these funds is calculated by dividing each fund's net asset value on the calculation date by the number of units that are outstanding on the calculation date for each fund. The fair values of participation units held in the various Wells Fargo collective funds were based on the net asset value reported by the fund manager as of the financial statement dates and recent transaction prices. The Plan Administrator, committee, participant or other authorized party may instruct Wells Fargo in writing to redeem some or all units of the various Wells Fargo collective funds. Units will be redeemed at the unit value as determined following receipt by Wells Fargo of written redemption instructions. Redemption proceeds will generally be paid to the account within one business day after receipt of a redemption request, and in all cases within six business days after such a receipt.

Management fees charged to the Plan for investments are deducted from income earned on a daily basis, and are not separately reflected. Accordingly, management fees are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2020 and 2019.

Administrative Expenses - Administrative expenses may be paid by the Company or the Plan, at the Company's discretion and are recognized when incurred.

3. INVESTMENTS
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 - Securities valued using quoted prices from active markets for identical assets;

Level 2 - Securities not traded on an active market but for which observable market inputs are readily available; and

Level 3 - Securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2020 and 2019:

	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment	$7,500	$—	$7,500	$—
Franklin Electric Co., Inc. common stock	540,500	540,500	—	—
Investments in shares of registered investment companies	26,416,300	26,416,300	—	—
Life insurance policies	36,900		36,900
Total assets in the fair value hierarchy	27,001,200	26,956,800	44,400	—
Investments measured at net asset value (a)	4,407,400
Investments at fair value	$31,408,600

	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment	$2,000	$—	$2,000	$—
Franklin Electric Co., Inc. common stock	80,900	80,900	—	—
Investments in shares of registered investment companies	9,440,700	9,440,700	—	—
Total assets in the fair value hierarchy	9,523,600	9,521,600	2,000	—
Investments measured at net asset value (a)	1,747,500
Investments at fair value	$11,271,100

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

There were no transfers between Level 1 and Level 2 investments during 2020 or 2019.

4. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of funds, including collective trusts, managed by the Plan Trustee or an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants held by the Plan and certain administrative services provided by paid service providers are also considered party-in-interest transactions.

At December 31, 2020 and 2019, the Plan held 7,860 and 1,411 shares, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer. Dividends of common stock of Franklin Electric Co., Inc., for Plan year 2020 were $4,200.

5. PLAN TERMINATION
The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA. In the event of Plan termination, participants would become fully vested in their employer non-elective contribution and earnings thereon.

6. PLAN MERGER
Effective January 1, 2020, the Drillers Service Retirement Plan, Valley Farms Supply, Inc. Profit Sharing Plan and the Milan Supply Company Profit Sharing Plan were merged into the Plan. On January 2, 2020, $10,988,000 net assets and $176,100 participant loans of the Drillers Service Retirement Plan, on January 8, 2020, $2,497,800 net assets of the Valley Farms Supply, Inc. Profit Sharing Plan, and on February 5, 2020, $1,888,800 net assets and $40,100 participant loans of the Milan Supply Company Profit Sharing Plan were merged into the Plan. Each covered employee who was eligible to participate in these plans immediately prior to the respective merger date is eligible to participate in the Plan.

7. TAX STATUS
The Plan has adopted the volume submitter plan document sponsored by the Plan Trustee who has received a favorable opinion letter dated March 31, 2014, from the IRS stating that the volume submitter plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company and Plan Administrator have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

8. DELINQUENT PARTICIPANT CONTRIBUTIONS
The Company failed to remit certain employee deferrals to the Plan in a timely manner according to DOL regulations during 2019 aggregating to $200. The Company has calculated lost earnings and deposited the lost earnings into the Plan during 2020.

SUPPLEMENTAL SCHEDULES

HEADWATER COMPANIES, LLC 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Name of plan sponsor: Headwater Companies, LLC
Employer identification number: 20-0319914
Three-digit plan number: 001

Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2019	$200		$200

HEADWATER COMPANIES, LLC 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

Name of plan sponsor: Headwater Companies, LLC
Employer identification number: 20-0319914
Three-digit plan number: 001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
(a)	(b)	(c)	(d)	(e)

*	Wells Fargo Bank, N.A.	Short-term Investment Fund		$7,500
*	Franklin Electric Co., Inc.	Common Stock		540,500

	Allianz Life Insurance Company of North America	Life Insurance Policies		17,000
	Genworth Life and Annuity	Life Insurance Policies		19,900

	Collective funds:
	Pacific Investment Management Company	Diversified Real Asset Collective Trust Fund		50,600
*	Wells Fargo Bank, N.A.	Stable Return Fund		1,698,300
*	Wells Fargo Bank, N.A./BlackRock	International Equity Index CIT		146,100
*	Wells Fargo Bank, N.A./BlackRock	Russell 2000 Index CIT		244,600
*	Wells Fargo Bank, N.A./BlackRock	S&P 500 Index CIT		1,740,100
*	Wells Fargo Bank, N.A./BlackRock	S&P MidCap Index CIT		301,200
*	Wells Fargo Bank, N.A./BlackRock	US Aggregate Bond CIT		226,500

	Investments in shares of registered investment companies:
	American Funds	EuroPacific Growth Fund		861,200
	Cardinal Funds	Small Cap Fund		79,600
	Meridian Funds	Growth Fund-Retire		50,400
	JP Morgan Asset Management	Core Bond Select Fund		266,800
	T. Rowe Price Associates, Inc.	Growth Stock Fund		4,276,100
	T. Rowe Price Associates, Inc.	Large Cap Fund		319,400
	Target date funds:
	State Street	State Street Target Retirement Fund - Class K		2,092,100
	State Street	State Street Target Retirement 2020 Fund - Class K		915,200
	State Street	State Street Target Retirement 2025 Fund - Class K		3,668,300
	State Street	State Street Target Retirement 2030 Fund - Class K		5,001,500
	State Street	State Street Target Retirement 2035 Fund - Class K		2,136,700
	State Street	State Street Target Retirement 2040 Fund - Class K		1,804,700
	State Street	State Street Target Retirement 2045 Fund - Class K		2,754,400
	State Street	State Street Target Retirement 2050 Fund - Class K		974,000
	State Street	State Street Target Retirement 2055 Fund - Class K		1,036,000
	State Street	State Street Target Retirement 2060 Fund - Class K		179,800
	State Street	State Street Target Retirement 2065 Fund - Class K		100

*	Various participants	Notes receivable (maturing 2020 to 2045 at interest rates of 4.25% to 6.75%)		550,400
				$31,959,000
*Party-in-interest.
**Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
(Registrant)
HEADWATER COMPANIES, LLC 401(K) PLAN
(Name of plan)

Date: July 12, 2021	By	/s/ Jeffery L. Taylor
Jeffery L. Taylor
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)